ELAN ANNOUNCES WEBCAST OF FOURTH QUARTER AND FULL-YEAR 2011 FINANCIAL RESULTS

DUBLIN, IRELAND, January 25, 2012 -- Elan Corporation, plc (NYSE: ELN) announced today that it will host a conference call on Wednesday, February 8, 2012 at 8:30 a.m. Eastern Standard Time (EST), 1:30 p.m. Greenwich Mean Time (GMT) with the investment community to discuss Elan’s fourth quarter and full-year 2011 financial results, which will be released before the European and U.S. financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Elan

Elan is a neuroscience focused biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

SOURCE: Elan Corporation, plc:

For further information:

Media:
Niamh Lyons
Tel: + 353-1-709-4176

Investor Relations:
Chris Burns
Tel: + 800-252-3526

or

David Marshall
Tel: + 353 -1-709-4444